

June 7, 2012

<u>Via E-mail</u>
Thomas Georgens
Chief Executive Officer and President
NetApp, Inc.
495 East Java Drive
Sunnyvale, California 94089

> **Re: NetApp, Inc.**
> **Form 10-K for the Fiscal Year Ended April 29, 2011**
> **Filed June 23, 2011**
> **File No. 0-27130**
> **Response Letters Dated April 23, 2012 and May 30, 2012**

Dear Mr. Georgens:

    We refer you to our comment letters dated December 15, 2011 and May 11, 2012, regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Cecilia Blye

                            Cecilia Blye, Chief
                            Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance